UF 1-31-02



02005206

ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

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SEC FILE NUMBER
8- 19412

SEC MAIL RECEIVED JAN 3 0 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2000 (MM/DD/YY) AND ENDING November 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Van Kampen Funds Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Parkview Plaza
(No. and Street)

Oakbrook Terrace	Illinois	60181
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane M. Saxon (630) 684-6549
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

180 North Stetson Avenue	Chicago	Illinois	60601
(Address)	(City)	(State)	Zip Code)

PROCESSED
FEB 0 6 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diane M. Saxon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Kampen Funds Inc., as of November 30, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Diane M. Saxon
Signature

Diane M. Saxon

Vice President and Controller
Title

Stephanie Carr
Notary Public


OFFICIAL SEAL
STEPHANIE CARR
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/15/04

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Van Kampen Funds Inc.

We have audited the accompanying statement of financial condition of Van Kampen Funds Inc. (the "Company") as of November 30, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Van Kampen Funds Inc. as of November 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 11, 2002

VAN KAMPEN FUNDS INC.

Statement of Financial Condition as of November 30, 2001 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

VAN KAMPEN FUNDS INC.
Statement of Financial Condition
November 30, 2001
(dollars in thousands, except share data)

ASSETS	
Cash	$ 946
Cash equivalents segregated under regulation or collateral agreement	10,000
Financial instruments owned:	
U.S. government securities	24,790
Mutual funds	56,282
Trading inventory	17,349
Receivables:	
Customers	7,977
Broker/Dealers	16,071
Parent	81,961
Other	1,933
Office facilities, at cost (less accumulated depreciation and amortization of $178)	189
Goodwill, net	17,768
Other assets	457
Total assets	$ 235,723
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Bank loan	$ 10,000
Payables:	
Customers	14,491
Broker/Dealers	14,516
Trustee	1,383
Accounts payable and accrued expenses	31,883
Total liabilities	72,273
Stockholder's equity:	
Common stock, $100 par value, 2,500 shares authorized, issued and outstanding	250
Additional paid-in capital	132,365
Retained earnings	30,835
Total stockholder's equity	163,450
Total liabilities and stockholder's equity	$ 235,723

See notes to statement of financial condition.

VAN KAMPEN FUNDS INC.
Notes to Statement of Financial Condition
For the Year Ended November 30, 2001

Note 1 – Introduction and Basis of Presentation

Van Kampen Funds Inc. (the "Company"), a registered securities broker and dealer under the Securities Exchange Act of 1934, is a sponsor of Unit Investment Trusts ("UITs") and distributor of the Van Kampen open and closed end funds (collectively, the "Funds"). The Company is a wholly owned subsidiary of Van Kampen Investments Inc. (the "Parent"), which is a wholly owned indirect subsidiary of Morgan Stanley Dean Witter & Co. ("Morgan Stanley"). The Company's products are sold by unaffiliated distributors and by an affiliate of Morgan Stanley.

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from these estimates.

Note 2 – Summary of Significant Accounting Policies

Cash Equivalents Segregated Under Regulation or Collateral Agreement

Cash Equivalents Segregated Under Regulation or Collateral Agreement includes certificates of deposit of $3.0 million which are segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, and certificates of deposit of $7.0 million collateralizing the Payable to Trustee.

Financial Instruments Owned

U.S. Government Securities consists of U.S. Treasury Bills and are recorded at fair market value.

Mutual Funds consist primarily of investments in Funds and are recorded at fair market value.

Trading Inventory consists primarily of bonds and units of Company sponsored UITs and is recorded at fair market value. At November 30, 2001 the Company's trading inventory did not contain significant concentrations of credit risk relating to issues or issuers located in any state or region of the country.

Securities transactions are recorded on trade date and realized and unrealized gains and losses are reflected in operations. Securities are valued using quoted market or dealer prices or amounts that approximate quoted prices for securities of comparable quality, maturity and interest rate.

The Company uses U.S. Treasury, municipal bond index, and S&P 500 index futures contracts, which are types of derivative financial instruments, primarily to hedge against market value changes in its mutual fund investments and trading inventory. Open futures contracts are marked to market daily, with

the resulting gain or loss included in operations. The notional amount of open futures contracts at November 30, 2001 was $9.5 million.

Receivables

Receivables from Customers and Broker/Dealers represent amounts due from customers and broker/dealers as a result of securities transactions which are recorded on trade date.

All cash for operating needs is received from, or excess cash from operations is transferred to the Parent on a daily basis. The Company does not receive interest from its Parent for this receivable.

Office Facilities

Property and equipment, including leasehold improvements, are carried at cost, net of accumulated depreciation and amortization. Depreciation of property and equipment is recorded using the straight line method over their estimated useful lives. Leasehold improvements are amortized using the straight line method over the lesser of the lease term or the economic life of the asset.

Goodwill

Goodwill represents the excess of the purchase price paid over the fair value of net assets acquired and is amortized using the straight line basis over 33 years. The Company evaluates the recoverability of goodwill annually based on estimated cash flows from the operations acquired on an undiscounted basis.

Payables

Payables to Customers and Broker/Dealers represent amounts due to customers and broker/dealers as a result of securities transactions which are recorded on trade date.

Payable to Trustee represents the Company's open contractual commitments to deliver securities to the UITs that it sponsors, which are backed by letters of credit collateralized by cash and securities.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001.

SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment. The Company plans to early adopt the provisions of SFAS No. 142 as of the beginning of fiscal year 2002. The full impact of adoption has yet to be determined.

Note 3 – Bank Loan

Bank Loan represents a demand note, which bears interest at a fluctuating rate and is fully collateralized, primarily by U.S. government securities with a carrying amount of $24.8 million at November 30, 2001. The interest rate at November 30, 2001 was 2.13%.

Note 4 – Income Taxes

The Company is included in the consolidated federal income tax return filed by Morgan Stanley and certain other subsidiaries. Federal income taxes have been provided on a separate entity basis. The Company files separate entity state and local tax returns and is included in various unitary and combined tax filings. Accordingly, state and local income taxes have been provided on separate entity income based upon the separate company and unitary/combined effective tax rates.

Deferred income taxes reflect the net tax effect of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets and liabilities are offset with current taxes payable and other intercompany balances in "Receivable from Parent" in the accompanying Statement of Financial Condition.

Note 5 – Net Capital Requirements

The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At November 30, 2001 the Company had net capital of approximately $44.6 million which was approximately $44.4 million in excess of its required minimum net capital.

Note 6 – Related Party Transactions

Fund Distribution Costs

Sales commissions paid by the Company in conjunction with the sale of its open end products are recorded as deferred commission assets. The sale of Company sponsored UITs that offer a deferred sales charge to the purchaser of those products result in deferred sales charge receivables which are due to the Company from the UIT. The Company sells the deferred commission assets and deferred sales charge receivables to its Parent at cost.

Employee Benefit Plans

Morgan Stanley sponsors a qualified non-contributory profit sharing plan covering all eligible employees of the Company. The Company provides cash payment of profit sharing to a trust. Morgan Stanley also sponsors an employee stock ownership plan ("ESOP") and contributes common stock to the ESOP trust.

Morgan Stanley is reimbursed by the Company for contributions to the ESOP trust on behalf of its employees.

Morgan Stanley sponsors a defined benefit pension plan for all eligible retired employees of the Company and is reimbursed by the Company for contributions on behalf of its employees.

Morgan Stanley sponsors a postretirement health care plan for all eligible retired employees of the Company and is reimbursed by the Company for contributions on behalf of its employees.

Note 7 – Commitments and Contingencies

In the normal course of business, the Company enters into when-issued, delayed delivery and underwriting commitments. At November 30, 2001 there were no outstanding net purchase commitments.

The Company has non-cancelable operating leases for office space. At November 30, 2001 future minimum rental commitments under such leases were as follows:

Year	(in thousands)
2002	$ 232
2003	232
2004	232
2005	270
2006	270
Thereafter	810

Note 8 – Litigation

In the normal course of business, the Company has been named as a defendant in various lawsuits. Some of these lawsuits involve claims for substantial amounts. Although the ultimate outcome of these lawsuits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the financial condition of the Company.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com


Deloitte
& Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

The Board of Directors and Stockholder
Van Kampen Funds Inc.

In planning and performing our audit of the financial statements of Van Kampen Funds Inc. (the "Company") for the year ended November 30, 2001 (on which we have issued our report dated January 11, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

January 11, 2002